Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation ("UAL") and Continental Airlines, Inc. ("Continental") will be submitted to the respective stockholders of UAL and Continental for their consideration.  UAL will file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL's website at www.united.com under the tab "Investor Relations" or by contacting UAL's Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental's website at www.continental.com under the tab "About Continental" and then under the tab "Investor Relations" or by contacting Continental's Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental's and UAL's current beliefs, expectations or intentions regarding future events.  Words such as "may," "will," "could," "should," "expect," "plan," "project," "intend," "anticipate," "believe," "estimate," "predict," "potential," "pursue," "target," "continue," and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental's and UAL's expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company's plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict.  Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company's debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental's and UAL's most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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The following communication was distributed by email to members of the press on June 15, 2010.

United and Continental have received broad support for their proposed merger, represented by the following letters received to date.

Letters and statements of support have been issued by the following:

Governors, Mayors, State and Local Leaders

California Governor Arnold Schwarzenegger

Colorado Governor Bill Ritter, Jr.

Hawaii Governor Linda Lingle

West Virginia Governor Joe Manchin III

Illinois Governor Pat Quinn

Mayor Helene Schneider, Santa Barbara, CA

Mayor John Hickenlooper, Denver, CO

Mayor Craig Cates, Key West, FL

Mayor Buddy Dyer, Orlando, FL

Mayor Michael Wiggins, Pensacola, FL

Mayor Richard Daley, Chicago, IL

Mayor Don Welvaert, Moline, IL

Mayor Timothy Davlin, Springfield, IL

Mayor Jim Ardis, Peoria, IL

Mayor Curt Zimbelman, Minot, ND

Mayor Gary Wheeler, Medford, OR

Mayor Debra McCartt, Amarillo, TX

Mayor Nancy Berry, College Station, TX

Mayor Joe Adame, Corpus Christi, TX

Mayor Raul Salinas, Laredo, TX

Mayor Tom Martin, Lubbock, TX

Mayor W. Wesley Perry, Midland, TX

Mayor Barbara Bass, Tyler, TX

Mayor Will Armstrong, Victoria, TX

Mayor Jim Bush, Waco, TX

Mayor Mary Verner, Spokane, WA

Mayor James E. Tipple, Wausau, WI

Eric Garcetti, President, Los Angeles City Council

Brandon C. Shaffer, President of the Senate, State of Colorado

Chambers of Commerce/Economic Development/Civic Organizations

Allan Zaremberg, President & CEO, California Chamber of Commerce

Mary Leslie, President, Los Angeles Business Council

Gary Toebben, President & CEO, Los Angeles Chamber of Commerce

Steven Falk, President & CEO, San Francisco Chamber of Commerce

Ginny Fang, Director, ChinaSF

Jim Wunderman, President & CEO, Bay Area council

Joe D'Alessandro, President & CEO, San Francisco Convention & Visitors Bureau

Perry Pearce, Chairman, Colorado Competitive Council (C3)

Don Kortz, Co-Chairman, Colorado Concern

Kelly J. Brough, President & CEO, Denver Metro Chamber of Commerce

Michael J. Caflisch, Chair, Metro Denver Aviation Coalition

Tom Clark, Executive Vice President, Metro Denver Economic Development Corporation

Richard W. Scharf, President & CEO, Visit Denver, The Convention & Visitors Bureau

Barry Johnson, President & CEO, Greater Miami Chamber of Commerce

Jim Tollefson, President & CEO, The Chamber of Commerce of Hawaii

Mike McCartney, President & CEO, Hawaii Tourism Authority

John Monahan, President & CEO, Hawaii Visitors & Convention Bureau

Rosemarie Andolino, Commissioner, Chicago Dept. of Aviation

Jerry Roper, President & CEO, Chicagoland Chamber of Commerce

Gregory Baise, President & CEO, Illinois Manufacturers Association

Doug Whitley, President & CEO, Illinois Chamber of Commerce

Rick Baker, President & CEO, Quad City Chamber of Commerce

Gary Plummer, President & CEO, The Greater Springfield Chamber of Commerce

Anthony J. Howard, President & CEO, Loudoun County Chamber of Commerce

Elizabeth Kate Conroy, Vice President, Gateway Chamber of Commerce

Chip Hallock, President & CEO, Newark Regional Business Partnership

Joan Verplanck, President, New Jersey Chamber of Commerce

Philip Kirschner, President, New Jersey Business & Industry Association

Philip Beachem, President, New Jersey Alliance for Action

Gordon Hass, President & CEO, Greater Elizabeth Chamber of Commerce

George Fertitta, CEO, NYC & Company

Kathryn Wylde, President & CEO, Partnership for New York City

Bruce Hoevet, Chairman of the Board, The Chamber of Medford/Jackson County

Brad S. Hicks, President & CEO, The Chamber of Medford/Jackson County

Eric Sandle, Executive Director, Redmond Chamber of Commerce & CVB

Gary Molberg, President, Amarillo Chamber of Commerce

Angela Burton, President & CEO, Brownsville Chamber of Commerce

John Crutchfield, President, Greater Killeen Chamber of Commerce

Thomas Mullins, President & CEO, Tyler Texas Area Chamber of Commerce

Phil Bussey, President & CEO, Greater Seattle Chamber of Commerce

Richard Hadley, President & CEO, Greater Spokane Incorporated

Paul F. Jadin, President, Green Bay Area Chamber of Commerce

Ellen M. Taylor, President & CEO, Beckley-Raleigh County Chamber of Commerce

Steve Baas, Director, Government Affairs, Metropolitan Milwaukee Association of Commerce

Airport Directors

Scott A. Seymour, General Manager, Inyokern Airport

Gina Marie Lindsey, Executive Director, Los Angeles World Airports

Thomas E. Greer, General Manager, Monterey Peninsula Airport District

William F. Sherry, Director of Aviation, Norman Y. Mineta San Jose International Airport

Thomas Nolan, Executive Director, Palm Springs International Airport

G. Hardy Acree, Director of Airports, Sacramento County Airport Systems

Mark Earle, Director of Aviation, Colorado Springs Airport

Kim Day, Manager of Aviation, Denver International Airport

Ron Dent, Director of Aviation, Durango La Plata County Airport

D.E. Ruppel, Airport Manager, Yampa Valley Regional Airport

Rosemarie Andolino, Commissioner, Chicago Department of Aviation

Bruce Carter, Director of Aviation, Quad City International Airport

Robert F. Selig, Executive Director, Capital Region Airport Authority

Timothy Doll, Airport Director, Eugene Airport

Theresa M. Cook, Executive Director, Southwest Oregon Regional Airport

Carolyn Novick, Airport Manager, Redmond Airport - Robert's Field

Greg Campbell, Airport Director, Shenandoah Valley Regional Airport

Martin P. Lenss, Airport Director, Outagamie County Regional Airport (ATW) Appleton Wisconsin

Tom Cochran, Airport Manager, Raleigh County Memorial Airport (BKW) Beckley, WV